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                             June 17, 2024

       Arie Trabelsi
       Acting Chief Financial Officer
       SuperCom Ltd.
       3 Rothschild Street
       Tel Aviv 6688106, Israel

                                                        Re: SuperCom Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2023
                                                            Filed April 22,
2024
                                                            File No. 001-33668

       Dear Arie Trabelsi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2023

       Item 18. Financial Statements, page 71

   1. We note you present only two years of audited financial statements. Please amend your filing to include
financial statements for the year ended December 31, 2021 audited by a firm currently
registered with the Public Company Accounting Oversight Board
                                                        (   PCAOB   ). Since
the PCAOB revoked the registration of Halperin Ilanit CPA on March
                                                        19, 2024, you must
retain a firm that is currently registered with the PCAOB to re-audit the required fiscal
year 2021 financial statements. Refer to Item 8.A.2 of Form 20-F and the related
Instructions.
       Exhibits 13.1 and 13.2 Certifications, page X-13

   2. We note the certifications of your Chief Executive and Financial Officers reference the
                                                        Form 20-F for the
period ended December 31, 2022. Please revise future filings to refer to the appropriate
periodic report.
 Arie Trabelsi
SuperCom Ltd.
June 17, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameArie Trabelsi                           Sincerely,
Comapany NameSuperCom Ltd.
                                                          Division of
Corporation Finance
June 17, 2024 Page 2                                      Office of
Manufacturing
FirstName LastName